UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of April 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINAR CORPORATION
(Registrant)

Date: May 1, 2002

By: ________
Barrie Usher
President and Chief
Executive Officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Material Change Report, dated April 26, 2002, and titled :
CINAR announced agreement in principle to settle calss action claims.

MATERIAL CHANGE REPORT

Under Section 75(2) of the *Securities Act* (Ontario);
Section 81(2) of the *Securities Act* (Nova Scotia);
Section 76(2) of the *Securities Act* (Newfoundland);
Section 84(1)(B) of the *Securities Act* (Saskatchewan);
Section 118(1)(B) of the *Securities Act* (Alberta); and
Section 67(1)(B) of the *Securities Act* (British Columbia).

Item 1. **Reporting Issuer**

CINAR Corporation
1055 René-Lévesque Blvd. East
Montreal, Québec
H2L 4S5

(herein referred to as "CINAR" or the "Company")

Item 2. **Date of Material Change**

April 26, 2002.

Item 3. **Press Release**

A press release announcing the possible material change has been disseminated through Canadian Corporate News on April 26, 2002.

Item 4. **Summary of Material Change**

CINAR announced agreement in principle to settle class action claims.

Item 5. **Full Description of Material Change**

See "Press Release" attached as Schedule "A".

Item 6. **Reliance on Provisions Applying to Confidential Filing**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. Senior Officer

For further information, contact: Mr. Barrie Usher, Chief Executive Officer and President, Tel.: (514) 843-7070.

Item 9. Statement of Senior Officer

The information contained in this material change report accurately discloses the possible material change referred to herein.

DATED at Montreal, Québec this 1st day of May, 2002.

(signed) Barrie Usher

Barrie Usher
President and Chief Executive Officer

SCHEDULE "A"

For immediate release

CINAR ANNOUNCES AGREEMENT IN PRINCIPLE TO SETTLE CLASS ACTION CLAIMS

Montréal (Qc) Canada – April 26, 2002 - CINAR Corporation announced today that agreement in principle has been reached to settle the claims against it and certain other defendants in class actions brought in Canada and the United States.

The plaintiffs have agreed to receive an aggregate U.S. $25 million in full settlement of the claims against CINAR and such other defendants. The allocation of the settlement amount among the parties was not disclosed. The settlement is subject to approval by the courts in the United States and Quebec.

Barrie Usher, President and CEO of CINAR, in announcing the settlement said "This is a major achievement in our efforts to put the affairs of CINAR in order and to put the past problems behind the company". Mr. Usher went on to say "Our contribution to this settlement represents a significant cost to the company, however it is a step which is necessary in order to move the company forward".

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is *www.cinar.com*.

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Contact :
Louise Sansregret, M.A., M.B.A.
Vice President, Investor Relations and Public Affairs
CINAR Corporation
(514) 843-7070

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.